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EXHIBIT (m)(1)
                                   LMCG FUNDS

                                  Service Plan

                       (Effective as of December 15, 2000)


                  This Plan (the "Plan"), as amended from time to time, constitutes the Shareholder Servicing Plan with respect to those classes of series of shares (the "Shares") of beneficial interest (each a "Fund," and collectively, the "Funds") set forth on Schedule A hereto as amended from time to time of LMCG FUNDS, a Massachusetts business trust (the "Trust").

Section 1. The Trust, on behalf of the Shares of each Fund, is authorized to pay to Funds Distributor, Inc., a Massachusetts corporation, as the shareholder servicing agent of the Shares of each such Fund, or such other entity as shall from time to time act as the shareholder servicing agent of such Shares (the "Servicing Agent"), a fee (the "Shareholder Servicing Fee") for services rendered and expenses borne by the Servicing Agent in connection with the provision of certain services provided to holders of Shares, at an annual rate not to exceed 0.25% of each such Fund's average daily net assets attributable to Shares. Such services may include personal services provided to investors in Shares and/or the maintenance of shareholder accounts (collectively, the "Shareholder Services"). Subject to such limit and subject to the provisions of Section 7 hereof, and giving due consideration to the last sentence of this Section 1, the Shareholder Servicing Fee shall be as approved from time to time by (a) the Trustees of the Trust and (b) the Independent Trustees of the Trust. The Servicing Agent may pay all or any portion of the Shareholder Servicing Fee to shareholder servicing agents or other organizations (including, but not limited to, any affiliate of the Servicing Agent) as shareholder servicing fees pursuant to agreements with such organizations for providing all or any portion of the Shareholder Services, and may retain all or any portion of the Shareholder Servicing Fee as compensation for providing the Shareholder Services. All payments under this Section 1 are intended to qualify as "service fees" as defined in Conduct Rule 2830 of the National Association of Securities Dealers, Inc. (or any successor provision) as in effect from time to time.

Section 2. This Plan shall not take effect until it has been approved by votes of the majority of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust at a meeting called for the purpose of voting on the Plan.

Section 3. This Plan may be terminated as to a Fund at any time by vote of a majority of the Independent Trustees of the Trust or by vote of a majority of the outstanding voting securities of the relevant Fund.

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Section 4. While the Plan is in effect, the selection and nomination of the
Trustees of the Trust who are not interested persons of the Trust will be committed to the discretion of the Trustees then in office who are not interested persons of the Trust.

Section 5. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 6. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

         A. That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees of the Trust, on not more than 60 days' written notice to any other party to the agreement; and

         B. That such agreement shall terminate automatically in the event of its assignment; provided, however, in the event of consolidation or merger in which the Servicing Agent is not the surviving corporation or which results in the acquisition of substantially all the Servicing Agent's outstanding stock by a single person or entity or by a group of persons and/or entities acting in concert, or in the event of the sale or transfer of substantially all the Servicing Agent's assets, the Servicing Agent may assign any such agreement to such surviving entity, acquiring entity, assignee or purchaser, as the case may be.

Section 7. This Plan may not be amended to increase materially the amount of expenses permitted pursuant to Section 1 hereof without approval in the manner provided for the continuation of this Plan in Section 2 hereof.

Section 8. As used in this Plan, (a) the term "Independent Trustees of the Trust" shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, (b) the terms "assignment" and "interested person" shall have the respective meanings specified in the Act and the rules and regulations thereunder, all subject to such exemptions as may be granted by the Securities and Exchange Commission, and (c) the term "majority of the outstanding shares of the relevant Fund" shall mean the lesser of the 67% or the 50% voting requirements specified in clauses (A) and (B), respectively, of the third sentence of Section 2(a)(42) of the Act, all subject to such exemptions as may be granted by the Securities and Exchange Commission.

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                                   SCHEDULE A


                             All shares of the Trust